UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934
Twin Disc, Incorporated

(Name of Issuer)
Common Stock, No Par Value

(Title of Class of Securities)
901476101

(CUSIP Number)
Ephraim Fields, Managing Member
Clarus Capital Group Management LP
237 Park Ave., Suite 900
New York, NY 10017
(212)-808-7330

(Name, address and Telephone Number of Person Authorized to Receive Notices
and Communications)
October 18, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remained of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	901476101	Page	2	of	7

1	NAMES OF REPORTING PERSONS CLARUS CAPITAL GROUP MANAGEMENT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		See Item 13

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 13

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		See Item 13

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 13

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Five percent or less

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

CUSIP No.	901476101	Page	3	of	8

1	NAMES OF REPORTING PERSONS EPHRAIM FIELDS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		See Item 13 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 13

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		See Item 13 (1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 13 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Five percent or less

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) The general partner to Clarus Capital Group Management LP is Clarus Capital Management, LLC. Ephraim Fields is the managing member of Clarus Capital Management, LLC and as such controls Clarus Capital Group Management LP. As such, Mr. Fields may be deemed to have beneficial ownership of the shares of Common Stock held by the clients of Clarus Capital Group Management LP.

ITEM 1. SECURITY AND ISSUER
     This Amendment No. 2 to the statement on Schedule 13D (“Statement”) relates to the common stock, no par value (“Common Stock”), of Twin Disc Incorporated, a Wisconsin corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1328 Racine Street, Racine, Wisconsin 53403. This Amendment No. 2 to Schedule 13D is filed to report beneficial ownership of five percent or less of the Issuer’s Common Stock.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     The percentages referenced in this Item 5 are based on the Form 10-K filed by the Issuer on September 13, 2007, which stated that, as of August 31, 2007, there were 5,696,437 shares of Common Stock outstanding.
     (a) See Item 5(e).
     (b) See Item 5(e).
     (c) See Appendix A for a description of transactions occurring in the last sixty days.
     (d) Not applicable.
     (e) On October 18, 2007, the Reporting Persons ceased to beneficially own greater than five percent of the Issuer’s Common Stock.
SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 22, 2007

CLARUS CAPITAL GROUP MANAGEMENT LP
By:	/s/ Ephraim Fields
	Name:	Ephraim Fields
	Title:	Managing Member

EPHRAIM FIELDS
By:	/s/ Ephraim Fields

APPENDIX A
     On October 18, 2007, the Reporting Persons sold at $58.87 (after commission)per share a sufficient number of shares of the Issuer’s Common Stock to reduce its beneficial ownership to five percent or less.